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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the month of June, 2002


                              TRANSALTA CORPORATION
                              ---------------------
                 (Translation of registrant's name into English)

     110-12TH Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1
     ----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________





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                  EXHIBITS

Exhibit 1 Indenture, dated June 25, 2002, between TransAlta Corporation and The Bank of New York, as Trustee.

Exhibit 2 Underwriting Agreement, dated June 20, 2002, between TransAlta Corporation and Salomon Smith Barney Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named on
                     Schedule I thereto.




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               TRANSALTA CORPORATION
                                                   (Registrant)

                                               By:  /s/ MARVIN WAIAND
                                                  -------------------------
                                                        (Signature)

                                               Marvin Waiand, Vice President
                                               and Treasurer

Date: June 26, 2002